EXHIBIT  10

New appointment of internal audit officer

Date of events: 2012/08/29

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer):internal audit officer

2.Date of occurrence of the change:2012/08/29

3.Name, title, and resume of the replaced person: Cheng-Kann Wu, Chief Audit Executive of the Company, former Vice President of Northern Taiwan Business Group; Master of Management Science, National Chiao Tung University.

4.Name, title, and resume of the replacement: Dow-Hong Leu, Vice President of Enterprise Business Group of the Company; Master of Electronic Engineering, National Chiao Tung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change: new appointment

7.Effective date:2012/08/29

8.Contact telephone number of the replacement:02-23442688

9.Any other matters that need to be specified: Cheng-Kann Wu, Chief Audit Executive of the Company is promoted to Senior Executive Vice President.